April 15, 2010

Michael Balmuth, Chief Executive Officer
Ross Stores, Inc.
4440 Rosewood Drive
Pleasanton, California 94588-3050

  RE: **Ross Stores, Inc.**
     Form 10-K FYE January 30, 2010
     Filed March 30, 2010
     File No. 0-14678

Dear Mr. Balmuth:

   We have reviewed your filing and have the following comments. Where indicated, we think you should file the requested documents in your next periodic report in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

1. It appears that exhibits 10.34, 10.36, 10.48, 10.54, 10.59, 10.60, 10.64, 10.65, 10.68, 10.71, and 10.72 have not been filed in their entirety. In your next periodic report, please file these exhibits in their entirety.

2. We note the $600 million revolving credit facility referenced on page 26 and elsewhere in the Form 10-K. Please explain why the agreement has not been filed as an exhibit.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

Sincerely,

 John Reynolds,
Assistant Director

cc: via fax (925) 965-4388